UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - dated 15 April 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 15, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 15, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

15 April 2014
Barclays PLC

Crawford Gillies appointed as non-executive Director

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Crawford Gillies has been appointed as a non-executive Director of Barclays and will become a member of the Board Remuneration Committee with effect from 1 May 2014. It is intended that Crawford Gillies will succeed Sir John Sunderland as Chairman of the Board Remuneration Committee at a date to be agreed, consistent with ensuring a smooth transition.

Crawford Gillies has over three decades of business and management experience, initially with Bain & Company, a firm of international management consultants, where he was Managing Director Europe from 2001 to 2005. While at Bain he worked with major companies in the UK, Continental Europe and North America across multiple sectors. Since 2007 he has been on the Board of Standard Life plc, where he has chaired the Remuneration Committee. He was Chairman of the law firm Hammonds, now Squire Sanders (2006 - 2009), has chaired Control Risks Group Holdings Ltd since 2007 and chaired Touch Bionics (2006 - 2011), an innovative medical device company. He joined the board of MITIE Group PLC in 2012.

He has also held public sector posts in England and Scotland. He was an independent member of the Department of Trade & Industry (2002 - 2007) and chaired its Audit & Risk Committee (2003 - 2007). He is currently Chairman of Scottish Enterprise and he is a former Chairman of the Confederation of British Industry in London.

Commenting, Sir David Walker, Group Chairman, said, "I am delighted that Crawford has agreed to join the Barclays Board. He brings immense experience in a range of different industries, including the financial services sector, in addition to a background in strategy and the public sector."

Mr Gillies' current appointments to listed companies are: non-executive Director Standard Life plc and non-executive Director MITIE Group PLC. There is no additional information required to be disclosed pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

-ENDS-

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For more information, please visit the Barclays website: www.barclays.com.